January 10, 2013

Linda Cvrkel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

RE:	Navios Maritime Partners L.P.
Form 20-F for the Year Ended December 31, 2011
Filed March 7, 2012
Response Letter Dated December 21, 2012
File No. 001-33811

Dear Mrs. Cvrkel,

As outside counsel to, and on behalf of, Navios Maritime Partners L.P. (the “Company”), we respond as follows to the Staff’s legal comments dated December 28, 2012 (the “Additional Comment Letter”). The Additional Comment Letter provided certain comments with respect to the letter we sent on December 18, 2012, which was in response to the Staff’s legal comments dated December 10, 2012, relating to the above-captioned Annual Report on Form 20-F (the “Annual Report”) of the Company. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided our response to it immediately thereafter.

Form 20-F for the Year Ended December 31, 2011

Critical Accounting Policies, page 86

Impairment of Long-lived Assets

1. We note from your response to our prior comment 3 that you believe that performing the impairment test using the 10-year historical average charter rate for similar vessels is most appropriate because this rate is likely to best reflect the cyclicality of charter rates that your fleet will experience over its remaining expected economic life of 19.1 years. You also responded that you will revise future filings to include more robust disclosure related to the sensitivity of the assumptions used in your impairment tests. However, it is not clear if you intend to include disclosure of a sensitivity analysis explaining how your impairment analysis for your vessels would be impacted in the event that you utilized the most recent five year, three year or one year historical average rates for purposes of estimating cash flows for unfixed days. In light of the fact that you responded that the average remaining time charter term is approximately 3.3 years, as previously indicated we believe such a sensitivity analysis would allow investors to better understand how the Company’s future results of operations may be impacted in the event that daily time charter equivalent rates do not improve from their current levels in future periods. Please confirm that you will revise future filings accordingly.

January 10, 2013

Response: As requested, the Company will revise future filings to enhance its sensitivity analysis to include a comparison of the 10-year average used for its impairment tests to the most recent five-year, three-year and one-year historical average rates.

A copy of the Company’s proposed disclosure follows:

In connection with its impairment testing on its vessels as of December 31, 2012, the Company performs a sensitivity analysis on the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the test, principally the projected charter rate used to forecast future cash flows for unfixed days. In that regard, there would continue to be no impairment required to be recognized on any of the Company’s vessels when assuming a decline in the 10-year average (of the one-year charter rate for similar vessels), which is the rate that the Company uses to forecast future cash flows for unfixed days, ranging from [x]% to [y]% (depending on the vessel).

In addition, the Company compared the 10-year historical average (of the one-year charter rate for similar vessels) with the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels). A comparison of the 10-year historical average (of the one-year charter rate) and the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels)is as follows (as of December 31, 2012):

Historical Average of One-year Charter Rates (over Various Periods) vs. the 10-year Historical Average (of the One-Year Charter Rate)
	5-Year Average		3-Year Average		1-Year Average
(% above (below) the 10-year average)
Ultra-Handymax	[x.x	]%	[x.x	]%	[x.x	]%
Panamax	[x.x	]%	[x.x	]%	[x.x	]%
Capesize	[x.x	]%	[x.x	]%	[x.x	]%

As disclosed elsewhere, the Company’s fleet includes [#] vessels for which the carrying value (including the carrying value of the time charter, if any, on the specified vessel) exceeds the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $[x.x] million in the aggregate (the unrealized loss). If testing for impairment using the five-year, three-year and one-year charters historical average (of the one-year charter rate for similar vessels) in lieu of the 10-year historical average (of the one-year charter rate for similar vessels), the Company estimates that [#], [#] and [#] of its vessels, respectively, would have carrying values in excess of their projected undiscounted future cash flows.

January 10, 2013

*    *    *    *

Please call the undersigned at (212) 908-3946 with any comments or questions regarding the Annual Report, this letter or related matters and please send a copy of any written comments to the undersigned.

Very truly yours,

/s/ Todd E. Mason

Todd E. Mason